UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

Hohstrasse 1, 8302 Kloten

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

CONTENTS

On April 30, 2026, NewcelX Ltd., a corporation incorporated under the laws of Switzerland (the “Company”), issued a press release titled: “NewcelX Reports Financial Results for 2025 and Provides Shareholders with Update on Accelerated Development of Type 1 Diabetes Treatment in Collaboration with Eledon Pharmaceuticals in 2026.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Reports Financial Results for 2025 and Provides Shareholders with Update on Accelerated Development of Type 1 Diabetes Treatment in Collaboration with Eledon Pharmaceuticals in 2026”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: April 30, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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